UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Amneal Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

03168L105
(CUSIP Number)

Tushar Patel c/o Tarsadia Investments, LLC Attention: Edward Coss 520 Newport Center Drive, Twenty-First Floor Newport Beach, CA 92660 (949) 610-8022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03168L105	13D	Page 1 of 4

1	NAMES OF REPORTING PERSONS
Tushar Patel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
53,578,209

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
53,578,209

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,578,209

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[1]
The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 308,554,228 shares of Class A Common Stock outstanding as of March 11, 2024, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on March 22, 2024.

CUSIP No. 03168L105	13D	Page 2 of 4

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the SEC on July 9, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 4, the “Schedule 13D”), by the Reporting Person relating to Class A Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.
The disclosure in Item 4 is hereby amended and supplemented by adding the following:
On April 3, 2024, the Reporting Person caused a trust controlled by the Reporting Person (the “Trust”) to contribute, without consideration, 53,578,209 shares of Class A Common Stock to TI SIE 2, LLC, a Delaware limited liability company (“TI SIE 2”).  The Trust is the sole member of TI SIE 2.  The purpose of these transactions was to facilitate the transactions described in Item 6 below.

Item 5.	Interest in Securities of the Issuer
The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:
(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, as of the date hereof, based on 308,554,228 shares of Class A Common Stock outstanding as of March 11, 2024, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on March 22, 2024:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tushar Patel	53,578,209	17.4	53,578,209	0	53,578,209	0
The Reporting Person may be deemed to beneficially own 53,578,209 shares of Class A Common Stock held of record by TI SIE 2.
(c)  The information set forth in Item 4 of this Amendment No. 4 is incorporated by reference herein.
(d)  None.
(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The disclosure in Item 6 is hereby amended and supplemented by adding the following:

CUSIP No. 03168L105	13D	Page 3 of 4

On May 9, 2024, TI SIE 2 entered into a Margin Loan Agreement (the “Margin Loan Agreement”) with Citibank, N.A. (“Citibank”).  In connection therewith, TI SIE 2 agreed to pledge to Citibank 53,578,209 shares of Class A Common Stock (the “Collateral”) to secure the obligations of TI SIE 2 under the Margin Loan Agreement, pursuant to a Pledge and Security Agreement, dated as of May 9, 2024, by and between TI SIE 2 and Citibank (the “Security Agreement” and, together with the Margin Loan Agreement, the “Loan Documents”).  Pursuant to the terms of the Loan Documents, under certain circumstances, TI SIE 2 has the right to remove certain shares of Class A Common Stock from the Collateral under the Security Agreement.  The obligations of TI SIE 2 under the Margin Loan Agreement mature on May 11, 2026.  Upon the occurrence of certain events that are customary with this type of transaction, Citibank may exercise its rights to foreclose on, and dispose of, the Collateral in accordance with the Loan Documents.  In order to facilitate the exercise by Citibank of its rights upon the occurrence of any such event, the Issuer also entered into an Issuer Letter Agreement, dated as of May 9, 2024, with Citibank (the “Issuer Agreement”).  Copies of the Security Agreement and the Issuer Agreement are attached as Exhibits to this Schedule 13D, and are incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit Description

5	Pledge and Security Agreement, dated as of May 9, 2024, by and between TI SIE 2 LLC and Citibank, N.A.
6	Issuer Letter Agreement, dated as of May 9, 2024, by and between Amneal Pharmaceuticals, Inc. and Citibank, N.A.

CUSIP No. 03168L105
13D	Page 4 of 4

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 13, 2024

/s/ Tushar Patel
Tushar Patel